November 14, 2008
Ms. Jennifer Monick, Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. St., N.E., Mail Stop 4561
Washington, D.C. 20549
VIA: EDGAR

RE:	Healthcare Realty Trust Incorporated
Form 10-K for the year ended December 31, 2007
Filed February 25, 2008
File No. 001-11852
Dear Ms. Monick:
     This letter is offered in response to the letter, dated October 30, 2008, from the staff of the Division of Corporation Finance (the “Staff”) to Healthcare Realty Trust Incorporated (the “Company”) regarding the above referenced filing. The Company’s response follows:
Comment No. 1: “Funds from Operations, page 5.” We note your response to our prior comment one. We believe you need to explain why net income should be adjusted for certain items. Please tell us and disclose in future filings why you have adjusted net income for gains on sales of real estate properties and real estate depreciation and amortization.
Response: Beginning with its Form 10-Q for the three months ended September 30, 2008, filed on November 10, 2008, the Company included additional language to its Funds from Operations (“FFO”) disclosures regarding reasons net income is adjusted for certain items, such as gains on sales of real estate properties and real estate depreciation and amortization, in accordance with NAREIT’s definition of FFO (see page 28 of the Form 10-Q).
     “Historical cost accounting for real estate assets in accordance with GAAP assumes that the value of real estate assets diminishes predictably over time. However, real estate values instead have historically risen or fallen with market conditions. The Company believes that by excluding the effect of depreciation, amortization and gains from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO and FFO per share can facilitate comparisons of operating performance between periods.”
Comment No. 2: “Statements of Income, page 28.” We note your response to our prior comment two. We believe interest expense should be presented in accordance with Rule 5-03.8 of Regulation S-X. Please revise your presentation in future filings.
3310 West End Avenue, Suite 700, Nashville, Tennessee 37203
(615) 269-8175       (FAX) 269-8122
www.healthcarerealty.com

Response: Beginning with its Form 10-Q for the three months ended September 30, 2008, filed on November 10, 2008, the Company reclassified interest expense to “other income (expense)” on its Condensed Consolidated Statements of Income.
Comment No. 3: “Accounting for Acquisitions of Real Estate Properties with In-Place Leases, page 33.” We note your response to our prior comment three. To the extent these avoided tenant improvement costs are assets of the tenant, please tell us if you have factored these lease incentives within your valuation of below-market in-place lease intangibles and amortized this item to rental income. Additionally, please confirm that the value of all tenant improvement tangible assets that the company obtains upon purchase were included in the cost of the building.
Response: As described in Critical Accounting Policies (page 21) and in Footnote 1 (page 33) to its Annual Report on Form 10-K for the year ended December 31, 2007, the Company follows FASB Statement No. 141, “Business Combinations,” (“SFAS No. 141”) in accounting for its acquisitions of real estate properties. The Company considers all relevant factors of acquired tenant leases, which may include tenant improvement allowances, in its determination and valuation of above- and below-market in-place lease intangibles. These lease intangibles are amortized to or against rental income. The Company also records the value of tenant improvement tangible assets acquired to the cost of the building.
     _____________________
     In connection with responding to the Staff’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you wish to further discuss your comments and our responses thereto, please feel free to call me at (615) 269-8175.

Sincerely,
/s/ Scott W. Holmes
Scott W. Holmes
Executive Vice President and Chief Financial Officer

3310 West End Avenue, Suite 700, Nashville, Tennessee 37203
(615) 269-8175       (FAX) 269-8122
www.healthcarerealty.com